September 24, 2007

Gary Ashjian
Assistant Secretary
HSBC Investor Funds



Dear Mr. Ashjian

This is to certify that Broadridge Financial Solutions, Inc. tabulated shares as indicated below for the proposal to be considered at the adjourned special meeting of shareholders to be held on September 24, 2007.

HSBC Investor Conservative Income Strategy fund
CUSIP#
40428X552	40428X560	40428X578

For Quorum:

Record date share positions: 		249,569.00

	130,383.00 Shares voted

		52.24% of outstanding shares voted

01.*	To approve a plan of reorganization providing for (I) the
	acquisition of all of the assets of the conservative income fund by the conservative growth fund in exchange for shares of the conservative growth fund and the assumption of all liabilities of the conservative income fund by the conservative growth fund and (II) the subsequent termination and liquidation of the conservative income fund

			Shares voted	% of voted	% of total
	For		  129,444.00	    99.28%	    51.87%
	Against		        0.00	     0.00%	     0.00%
	Abstain		      939.00 	     0.72%	     0.38%

	Total		  130,383.00	   100.00%	    52.24%


Broadridge Financial Solutions, Inc. does not guarantee the genuineness of the signature(s) of any shareholders or assume any responsibility for the legality of any voted proxy.

Sincerely,



Rich Babineau
Vice President
Broadridge Financial Solutions, Inc.